EXHIBIT 99.3

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

July 17, 2007

NORTHCORE TECHNOLOGIES INC.
(the “Company”)

ADDENDUM TO THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 9, 2007

SUPPLEMENTAL EXECUTIVE COMPENSATION DISCLOSURE

Pursuant to National Instrument 51-102F6 the Company is required to disclose in its Management Information Circular the executive compensation of the individual who served as Chief Financial Officer or acted in a similar capacity. This Addendum to the Company’s Management Information Circular is being filed due to the omission of this information in the Company’s Information Circular dated May 9, 2007 and filed on SEDAR on May 22, 2007.

The following table discloses the executive compensation for Mr. Tam Nguyen, the Company’s Corporate Controller, who is responsible for the Company’s day-to-day financial activities and who provides the CFO certifications required under Multilateral Instrument 52-109.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)
Tam Nguyen	2006	90,000	Nil	Nil	100,000	Nil	Nil	Nil
Corporate Controller

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com